AMENDMENT TO EMPLOYMENT AND RELEASE AGREEMENT




     Effective this 11th day of December, 1997 Thimble Square, Inc. and its parent corporation Innovo Group Inc. (collectively the "Company") and Eleanor Schwartz and Philip Schwartz (collectively "Employees"), agree to amend employment agreements between The Company and Employees dated April 16, 1996 and settle amounts due from The Company to Employees as follows:

The Company agrees to:

-    Issue to Employees 150,000 shares of common stock of Innovo
     Group Inc.
- Issue such shares within fourteen days of the date of this agreement.
- Make best efforts to register the shares within sixty days of this agreement.
-    Indemnify Employees from all debt guarantees.

The Employees agree to:

- Accept the above noted shares for all amounts currently due or that become due under the terms of the employment contracts, all debts due The Employees from The Company and for all expenses that are currently due or become due The Employees from The Company.
- Eleanor Schwartz agrees to resign from the board of directors of Innovo Group Inc. effective the date of this agreement.

     As a result, effective the date of this agreement, Employees are no longer entitled to any cash payments from The Company for wages, benefits, debts or expenses.



/s/Eleanor Schwartz                     /s/L. E. Smith
_________________________               _________________________
Eleanor Schwartz                        L. E. Smith
CEO Thimble Square, Inc.                CEO Innovo Group Inc.




/s/Philip Schwartz
_________________________
Philip Schwartz